UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D (Amendment 1)

Under the Securities Exchange Act of 1934

TIANCI INTERNATIONAL INC.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

35645W106

(CUSIP Number)

Chuah Su Mei

No. 45-2, Jalan USJ 21/10

Subang Jaya 47640

Selangor Darul Ehsan, Malaysia

+60125037322

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

August 26, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	35645W106
1.	Names of Reporting Persons. Chuah Su Mei
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Malaysia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0
14.	Type of Reporting Person (See Instructions) IN

2

This Amendment No. 1 to the Schedule 13D filed by the undersigned on August 15, 2017 (“Amendment No. 1”) amends Item 5 and Item 7 of the original Schedule 13D filed on August 15, 2017, as set forth below. As a result of the transaction described herein, on August 26, 2021, the Reporting Person ceased to be the beneficial owner of more than five percent of the Shares. The filing of this Amendment No. 1 constitutes an exit filing for the Reporting Person.

Item 5.  Interest in Securities of the Issuer

Paragraphs (a)-(c) and (e) of Item 5 of the Schedule 13D are supplementally amended as follows:

(a)      The percentages used herein are calculated based upon 2,450,148 shares of the Common Stock outstanding as of August 26, 2021.

(b)      As a result of the consummation of the transactions described herein, Chuah Su Mei ceased to own any shares of Common Stock of the Company.

(c)      Except as set forth on Exhibit 1 attached hereto, the Reporting Person did not effect any transactions in the Shares during the sixty days before the date of this Schedule 13D.

(e)      As a result of the consummation of the transactions described herein, on August 26, 2021 the Reporting Person ceased to be the beneficial owner of more than five percent of the Shares. The filing of this Amendment No. 1 represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Person.

Item 7.  Material to be Filed as Exhibits

Exhibit 1: Stock Purchase Agreement (1)

(1) Incorporated by reference from Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 6, 2021.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 26, 2021

/s/ Chuah Su Mei
Chuah Su Mei

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